Exhibit 2.2

AMENDMENT

TO THE

PURCHASE AGREEMENT

This Amendment, dated as of August 23, 2006 (this “Amendment”), of the Purchase Agreement, dated as of June 30, 2006 (the “Agreement”), is hereby made among Cendant Corporation (“Seller”), Travelport Inc. (the “Company”), TDS Investor Corporation, formerly TDS Investor LLC (“Buyer”), and TDS Investor (Bermuda), Ltd. (“Parent”).

W I T N E S S E T H:

WHEREAS, in accordance with Section 7.11 of the Agreement, Seller, Buyer and the Company wish to amend the terms of the Agreement as provided in Section I below and Parent wishes to become a party to the Agreement with respect to certain provisions of the Agreement as set forth in this Amendment;

WHEREAS, unless otherwise defined herein, capitalized terms used but not defined herein shall have the meanings assigned to them in the Agreement;

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

SECTION I
AMENDMENTS

1.             Amendment to Third WHEREAS Clause.  The third WHEREAS Clause of the Agreement is hereby deleted and replaced in its entirety with the following:

“WHEREAS, (i) Buyer desires to purchase, and Seller desires to cause the sale to Buyer of, the Shares, and (ii) Buyer and Parent desire to cause each of the entities designated as a Buyer Sub on Exhibit A hereto (collectively, the “Buyer Subs”) to purchase, and Seller desires to cause the sale of, the Equity Interests held by the Company and its Subsidiaries of each entity designated as a “Foreign Subsidiary” on Exhibit A hereto (the Equity Interests with respect to each such entity, the “Subsidiary Shares” and each such entity, a “Foreign Subsidiary”), upon the terms and subject to the conditions set forth herein;”

2.             Amendment to defined term “Acquired Companies”.  The defined term “Acquired Companies” is hereby deleted and replaced in its entirety with the following:

“ “Acquired Companies“ means, collectively, the Company and those entities which are Subsidiaries of the Company immediately prior to the Closing.”

3.             Amendment to defined term “Material Adverse Effect”.  Clauses (vi) and (viii) of the defined term “Material Adverse Effect” are hereby amended by deleting each reference to “Buyer” therein and replacing each such reference with “Buyer or Parent”.

4.             Amendment to defined term “Pre-Closing Taxes”.  The defined term “Pre-Closing Taxes” is hereby deleted and replaced in its entirety with the following:

“ “Pre-Closing Taxes” means all liabilities for Taxes of the Acquired Companies for Pre-Closing Tax Periods and any Interim Period except for any (x) Taxes for which Buyer is responsible under Section 4.15(h)(iii)  of this Agreement and (y)  Taxes included as Current Liabilities in the calculation of Final Net Working Capital.  For purposes of calculating the liability of the Acquired Companies for Taxes of any Interim Period, the portion of any Tax for a Straddle Period that is allocable to the Interim Period shall be deemed to equal: (i) in the case of Taxes based upon or related to income, gain or receipts, the amount that would be payable if the Straddle Period had ended on the Closing Date and the books of the Acquired Companies were closed as of the close of such date; provided, however, that depreciation, amortization and cost recovery deductions will be taken into account in accordance with the principles of clause (iii) below; (ii) in the case of Taxes imposed on specific transactions or events, Taxes imposed on specific transactions or events occurring on or before the Closing Date; and (iii) in the case of Taxes imposed on a periodic basis, or in the case of any other Taxes not covered by clauses (i) or (ii) above, the amount of such Taxes for the entire Straddle Period multiplied by a fraction (a) the numerator of which is the number of calendar days in the period ending on the Closing Date and (b) the denominator of which is the number of calendar days in the entire Straddle Period.”

5.             Amendment to defined term “Tax”.  The defined term “Tax” is hereby deleted and replaced in its entirety with the following:

“ “Tax” means any foreign, federal, state, county or local income (including any installment or estimated payment thereof), sales and use, excise, franchise, occupancy, real and personal property, gross receipt, capital stock, production, business and occupation, disability, employment, payroll, severance, or withholding tax or other tax, duty, custom, levy, fee, assessment or charge in the nature of (or similar to) taxes imposed by any Tax authority or other Governmental Entity, including any interest, addition to Tax or penalties related thereto.”

6.             Amendment to defined term “Tax Return”.  The defined term “Tax Return” is hereby deleted and replaced in its entirety with the following:

“ “Tax Return” means any return, report, declaration, information return or other document filed or required to be filed with any Tax authority with respect to Taxes, including any amendments thereof and including any schedules or attachments thereto, and including any installment or estimated payments of income tax.”

7.             Addition of defined term “Tax Detriment”.  Section 1.1 of the Agreement is hereby amended by adding the following between the definitions of Tax Claim and the Tax Package:

“ “Tax Detriment” shall mean the sum of the amount by which the actual Tax liability of a Person to a Governmental Entity is increased as the result of the receipt of a payment made pursuant to Section 4.15 of this Agreement less the sum of the amount by which the actual Tax liability of such Person to a Governmental Entity is decreased as a result of payment that gave rise to the indemnification obligation pursuant to such Section, taking into account the principles of the definition of Tax Benefit.”

8.             Amendment to 2.1.  Section 2.1 is hereby deleted and replaced in its entirety to read as follows:

“(a)         Buyer and Seller hereby agree that, upon the terms and subject to the satisfaction or waiver, if permissible, of the conditions hereof, at the Closing, and in the order set forth in the Steps Memo set forth on Schedule 4.15(a)(i) of the Company Disclosure Letter (the “Steps Memo” and each step therein, a “Step”), (i) Buyer shall purchase from Cendant Finance Holding Company, LLC, a Delaware limited liability company and wholly owned subsidiary of Seller (“CFHC”), and Seller shall cause CFHC to sell, transfer, assign and deliver to Buyer, all of the Shares free and clear of all Encumbrances (other than (x) restrictions on transfer of securities arising under any applicable federal, state or foreign securities laws and (y) those created by Buyer or arising out of ownership of the Shares by Buyer) and (ii) Buyer and Parent shall cause each Buyer Sub to purchase from the entity identified as a “Seller Sub” opposite such Buyer Sub’s name on Exhibit A hereto (collectively, the “Seller Subs”) the Subsidiary Shares held by such Seller Sub, and Seller shall cause the Seller Subs to sell, transfer, assign and deliver to the respective Buyer Subs, pursuant to transfer documents agreed by Buyer and Seller (each document, a “Transfer Document”), all of the Subsidiary Shares.

(b)           At or prior to the Closing, Buyer shall pay, and Buyer and Parent shall cause the Buyer Subs to pay, in consideration for the purchase of the Shares and the Subsidiary Shares, pursuant to Section 2.1(a), in cash $4,300,000,000 (the “Initial Purchase Price“) in the aggregate, as adjusted by the Estimated Closing Adjustment pursuant to Section 2.3(b) (the “Closing Consideration“), payable to the Seller and the Subsidiary Sellers as set forth in the funds flow memo set forth as Exhibit B (the “Funds Flow Memo”).  The Closing Consideration is subject to adjustment following the Closing by the Final Adjustments and pursuant to Section 2.3(p).

(c)           Prior to the Closing, Seller and the Acquired Companies shall execute the steps set forth in Steps 25 - 39 of the Steps Memo.”

9.             Amendment to Section 2.2(a).  Section 2.2(a) of the Agreement is hereby deleted and replaced in its entirety with the following:

“The closing of the transactions contemplated by this Agreement (the “Closing“) shall be held at the offices of Simpson Thacher & Bartlett LLP, located at 425 Lexington Avenue, New York, New York, or at such other location as Buyer and Seller may mutually agree, at 9:00 a.m., New York City time, following the satisfaction or waiver, if permissible, of the conditions to Closing set forth in Article V (other than conditions which by their nature can be satisfied only at Closing) on August 23, 2006.”

10.           Amendment to Section 2.2(c)(i).  Section 2.2(c)(i) of the Agreement is hereby deleted and replaced in its entirety with the following:

“(i)          the Closing Consideration, by wire transfer of immediately available funds to accounts set forth in the Funds Flow Memo; and”

11.           Amendment to Section 2.3(o).  Section 2.3(o) of the Agreement is hereby deleted and replaced in its entirety with the following:

“(o)         If the sum of (i) the Final Net Working Capital Adjustment, (ii) the Final Company Portion Retention Payments Adjustment, (iii) the Final GTA Bonus Adjustment, (iv) the Final PA Costs Adjustment, (v) the Final Restructuring Costs Adjustment, (vi) the Final Closing Indebtedness Adjustment, (vii) the Final M&A Costs Adjustment and (viii) the Final Project Nova Costs Adjustment, is (x) positive, Buyer, Parent and the Company, jointly and severally, shall pay such amount to Seller or (y) negative, Seller shall pay such amount to or as directed by Buyer.  Buyer, Parent and the Company, jointly and severally (on the one hand) or Seller (on the other hand), as the case may be, shall, within five (5) Business Days after the determination of the Final Amounts pursuant to Section 2.3(e), make payment to the other by wire transfer in immediately available funds of the amount payable by Buyer, Parent and the Company, jointly and severally, or Seller, as the case may be, in respect of the amounts determined pursuant to this Section 2.3(o), without deduction, set-off, counterclaim or withholding, together with interest thereon from the Closing Date to the date of payment, at a floating rate equal to the U.S. dollar prime rate per annum, as quoted by Citibank, N.A. from time to time during such period.  Such interest shall be calculated based on a year of 365 days and the number of days elapsed since the Closing Date.”

12.           Amendment to Section 2.3(p).  Section 2.3(p) of the Agreement is hereby deleted and replaced in its entirety with the following:

“(p)         (i) If cash and cash equivalents of the Acquired Companies at the open of business on the Closing Date exceeds $25,850,000, on a Business Day falling on or prior to the thirtieth (30th) day following the Closing, Buyer, Parent and the Company, jointly and severally, shall pay to Seller an amount in cash equal to the product of (A) 0.75 and (B) the amount by which cash and cash equivalents of the Acquired Companies at the open of business on the Closing Date exceeds $25,850,000; provided, however, that the amount payable by Buyer, Parent and the Company under this Section 2.3(p) in no event shall exceed $30,000,000 and (ii)  if cash and cash equivalents of the Acquired Companies at the open of business on the Closing Date is less than $25,850,000, on a Business Day falling on or prior to the thirtieth (30th) day following the Closing, Seller shall pay to Buyer an amount in cash equal to the amount by which cash and cash equivalents of the Acquired Companies at the open of business on the Closing Date is less than $25,850,000.  Any payment pursuant to this Section 2.3(p) shall be made without deduction, set-off, counterclaim or withholding, together with interest thereon from the Closing Date to the date of payment, at a floating rate equal to the U.S. dollar prime rate per annum, as quoted by Citibank, N.A. from time to time during such period.  Such interest shall be calculated based on a year of 365 days and the number of days elapsed since the Closing Date.  Any disputes with respect to the determination of the amount payable pursuant to this Section 2.3(p) shall be resolved in accordance with the dispute resolution mechanism applicable to the determination of the Final Amounts set forth in Section 2.3(c), Section 2.3(d) and Section 2.3(e).”

13.           Amendment to Section 3.1(c).  Section 3.1(c) of the Agreement is hereby deleted and replaced in its entirety with the following:

“(c)         Ownership of Shares. All of the Shares are beneficially owned by Seller and of record by a Subsidiary of Seller free and clear of all Encumbrances. The consummation of the transactions contemplated by this Agreement will convey to Buyer, Parent or one of their respective Affiliates good title to the Shares, free and clear of all Encumbrances, except for those created by the Buyer or Parent or arising out of ownership of the Shares by the Buyer or Parent and other than restrictions on transfer of unregistered securities arising under applicable federal, state or foreign securities laws.”

14.           Amendment to Section 3.1(d)(iv).  Section 3.1(d)(iv) of the Agreement is hereby deleted and replaced in its entirety with the following:

“(iv) Governmental Filings that become applicable as a result of matters specifically related to Buyer, Parent or their Affiliates”

15.           Amendment to Section 3.2(c).  Section 3.2(c) of the Agreement is amended by adding the following after the last sentence of such section:

“As of the Closing Date, (i) each Seller Sub has all requisite corporate power and authority to execute, deliver and perform its obligations under the Transfer Document to which it is a party and to consummate the transactions contemplated by this Agreement and such Transfer Document; (ii) the execution, delivery and performance by each Seller Sub of the Transfer Document to which it is a party and the consummation by each such Seller Sub of the transactions contemplated by this Agreement and such Transfer Document have been duly and validly authorized by all necessary action on the part of such Seller Sub and no other corporate or similar action or proceedings on the part of such Seller Sub is necessary to authorize the execution, delivery and performance by such Seller Sub of the Transfer Document to which it is a party or to consummate the transactions contemplated by this Agreement or such Transfer Document; and (iii) each Transfer Document, when executed and delivered by the Seller Sub party thereto (assuming due authorization, execution and delivery by the other parties thereto) shall constitute, a valid and binding obligation of such Seller Sub, enforceable against such Seller Sub in accordance with its terms, except that such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to or affecting the rights and remedies of creditors and general principles of equity (whether considered in a proceeding at law or in equity) and the discretion of a court before which any proceeding therefor may be brought.”

16            Amendment to Section 3.2(d)(iv).  Section 3.2(d)(iv) of the Agreement is hereby deleted and replaced in its entirety with the following:

“(iv) Governmental Filings that become applicable as a result of matters specifically related to Buyer, Parent or their Affiliates”

17.           Amendment to Section 3.2(v)(i).  Section 3.2(v)(i) of the Agreement is hereby deleted and replaced in its entirety with the following:

“(i)          Following the repayment of the Estimated Closing Indebtedness at Closing, the Acquired Companies shall have no other Indebtedness (other than Indebtedness of the type described in clause (ii)(A) of the definition of Indebtedness) immediately after such repayment other than Indebtedness incurred by the Acquired Companies on the Closing Date in connection with the Debt Financing.”

18.           Amendment to Section 3.2(e).  Section 3.2(e) of the Agreement is hereby deleted and replaced in its entirety with the following:

(e)           Capital Structure.  The authorized capital stock of the Company consists of 100 shares of common stock, par value $0.01 per share, of which 100 shares are issued and outstanding.  All of the issued and outstanding shares have been duly authorized and validly issued, are fully paid and non-assessable, and have not been issued in violation of any preemptive rights, rights of first refusal or similar rights.  The Company has no other Equity Interests authorized, issued or outstanding, and there are no subscriptions, agreements, options, warrants, call rights, commitments or other rights or arrangements existing or outstanding that provide for the sale or issuance of any of the foregoing by Seller or the Company (other than this Agreement).  Seller or one of its Subsidiaries is the record and beneficial owner of all of the issued and outstanding shares, and, at Closing, the Equity Interests of the Company purchased by Buyer shall constitute all of the issued and outstanding Equity Interests of the Company.

19.           Amendment to Section 3.3(a).  Section 3.3(a) of the Agreement is hereby deleted and replaced in its entirety with the following:

“(a)         Due Organization and Good Standing of Buyer, Parent and Buyer Subs; Ownership of Buyer and Buyer Subs.  Buyer is duly formed, validly existing and in good standing under the Laws of the State of Delaware.  As of the date of the Amendment, each of Parent and each Buyer Sub is duly formed, validly existing and in good standing under the Laws of the jurisdiction of its formation.  All of the issued and outstanding Equity Interests of Buyer and each Buyer Sub are owned directly or indirectly by Parent.”

20.           Amendment to Section 3.3(b).  Section 3.3(b) of the Agreement is hereby amended by adding the following provision immediately after the last sentence of such section:

“As of the date of the Amendment, (i) Parent has all requisite limited company power and authority to execute, deliver and perform its obligations under the Agreement, and to consummate the transactions contemplated by the Agreement; (ii) the execution, delivery and performance by Parent of this Agreement, and the consummation by Parent of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary limited company action on the part of Parent and no other limited company proceedings on the part of Parent are necessary to authorize the execution, delivery and performance by Parent of this Agreement or to consummate the transactions contemplated by this Agreement; (iii) this Agreement has been duly executed and delivered by Parent and, assuming due authorization, execution and delivery by Seller and the Company, constitutes, a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except that such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to or affecting the rights and remedies of creditors and general principles of equity (whether considered in a proceeding at law or in equity) and the discretion of the court before which any proceeding therefor may be brought.  As of the date of the Amendment, (i) each Buyer Sub has all requisite corporate power and authority to execute, deliver and perform its obligations under the Transfer Document to which it is a party and to consummate the transactions contemplated by this Agreement and such Transfer Document; (ii) the execution, delivery and performance by each Buyer Sub of the Transfer Document to which it is a party and the consummation by each such Buyer Sub of the transactions contemplated by this Agreement and such Transfer Document have been duly and validly authorized by all necessary action on the part of such Buyer Sub and no other corporate action or proceedings on the part of such Buyer Sub is necessary to authorize the execution, delivery and performance by such Buyer Sub of the Transfer Document to which it is a party or to consummate the transactions contemplated by this Agreement; (iii) each Transfer Document, when executed and delivered by the Buyer Sub party thereto (assuming due authorization, execution and delivery by the other parties thereto) shall constitute, a valid and binding obligation of such Buyer Sub, enforceable against such Buyer Sub in accordance with its terms, except that such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to or affecting the rights and remedies of creditors and general principles of equity (whether considered in a proceeding at law or in equity) and the discretion of a court before which any proceeding therefor may be brought.”

21.           Amendment to Sections 3.1(b), 3.2(b), 3.3(c), (d), (e), (f) and (h).  Sections 3.1(b), 3.2(b), 3.3(c), (d), (e), (f) and (h) are each hereby amended by deleting each reference to “Buyer” therein and replacing each such reference with “each of Buyer and Parent”.

22.           Amendment to Section 3.4.  Section 3.4 of the Agreement is hereby deleted and replaced in its entirety with the following:

“No Other Representations or Warranties.  Except for the representations and warranties contained in Section 3.1 and Section 3.2, neither Seller, the Company nor any other Person on behalf of Seller or the Company or any of their respective Affiliates makes any express or implied representation or warranty with respect to Seller, the Company or any of their respective Affiliates or with respect to any other information provided to Buyer, Parent or their respective Affiliates, agents or representatives in connection with the transactions contemplated by this Agreement. Neither Seller, the Company nor any other Person will have or be subject to any liability or other obligation to Buyer, Parent, their respective Affiliates, agents or representatives or any Person resulting from the sale of the Acquired Companies to Buyer and Parent or Buyer’s and Parent’s use of, or the use by any of Buyer’s or Parent’s Affiliates, agents or representatives of, any such information, including any information, documents, projections, forecasts of other material made available to Buyer, Parent, their respective Affiliates or representatives in certain “data rooms”, offering memorandum, Offering Materials or management presentations in expectation of the transactions contemplated by this Agreement, unless any such information is expressly and specifically included in a representation or warranty contained in Section 3.1 or Section 3.2.  Each of Seller and the Company disclaims any and all other representations and warranties, whether express or implied.”

23.           Amendment to Section 4.1(c).  Section 4.1(c) of the Agreement is hereby deleted and replaced in its entirety with the following:

“Notwithstanding the Letter Agreement among the parties, dated August 14, 2006, to the contrary, at the Closing, the Acquired Companies shall have, in aggregate, no less than $20,000,000 of deposits in banking and brokerage accounts.”

24.           Amendment to Section 4.2(a).  Section 4.2(a) of the Agreement is hereby deleted and replaced in its entirety with the following:

“(a)         Upon the Closing Date, the Acquired Companies shall continue to employ all individuals who are employees of any Acquired Company on the Closing Date, including employees not actively at work due to injury, vacation, military duty, disability or other leave of absence (the “Affected Employees”).  Until at least December 31, 2007, neither Buyer, Parent nor any Acquired Company shall reduce any Affected Employee’s base salary or incentive compensation opportunity, each as in effect immediately prior to the Closing Date (provided, however, that the foregoing shall not restrict Buyer’s, Parent’s or the Acquired Companies’ ability to choose the form of such incentive compensation opportunity), and shall provide employee benefits and compensation (excluding equity-based benefits and compensation) to Affected Employees that are no less favorable in the aggregate (excluding, for this purpose, any compensation arrangements designed for the transactions contemplated by this Agreement or the transactions contemplated by the Separation Agreements) than those provided to such persons immediately prior to the Closing Date whether arising under a Company Plan or any Seller Plan.  Periods of employment with any Acquired Company (including, without limitation, any current or former Affiliate of the Company or any predecessor, to the extent previously recognized under the Company Plans), shall be taken into account for purposes of determining, as applicable, the eligibility for participation, vesting and the calculation of benefits (including severance) of any employee under all employee benefit plans offered by Buyer, Parent or an Affiliate of Buyer or Parent to the Affected Employees, including vacation plans or arrangements, 401(k) or other retirement plans and any severance or welfare plans (but excluding for purposes of any defined benefit pension plan or post-employment welfare benefit plan).  Buyer and Parent shall cause the Acquired Companies to (i) waive any limitation on medical coverage of Affected Employees due to pre-existing conditions under the applicable medical plan of Buyer or Parent to the extent such Affected Employees are currently covered under a medical employee benefit plan of any Acquired Company or their Affiliates and (ii) credit each Affected Employee with all deductible payments and co-payments paid by such employee under the medical employee benefit plan of the Company or its Affiliates prior to the Closing Date during the year in which the Closing occurs for the purpose of determining the extent to which any such employee has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any medical plan of Buyer, Parent or an Affiliate of Buyer or Parent for such year.”

25.           Amendment to Section 4.2(c).  Section 4.2(c) of the Agreement is hereby deleted and replaced in its entirety with the following:

“(c)         Notwithstanding the general provisions of Section 4.2(a), until at least December 31, 2007, Buyer and Parent shall, and shall cause their respective Affiliates to, provide each Affected Employee with severance benefits that are no less favorable than (i) those that would have been provided to such Affected Employee immediately prior to the Closing Date or (ii) those that may be provided to such Affected Employee under the terms of a severance plan of

Buyer, Parent or their respective Affiliates, whichever is more favorable to such Affected Employee on the date of termination of employment.”

26.           Amendment to Section 4.2(e).  Section 4.2(e) of the Agreement is hereby deleted and replaced in its entirety with the following:

“(e)         Seller, Buyer, Parent and the Company acknowledge and agree that all provisions contained in this Section 4.2 and Section 4.3 with respect to Affected Employees are included for the sole benefit of Buyer, Parent and the Company and shall not create any right (i) in any other Person, including, Affected Employees, Company Plans or any beneficiary thereof or (ii) to continued employment with Buyer, Parent, the Company or any of their respective Affiliates.”

27.           Amendment to Section 4.3.  Section 4.3 of the Agreement is hereby deleted and replaced in its entirety with the following:

Each of Buyer and Parent shall take all actions necessary to assume and honor any Company Plan that expressly requires such assumption.  The Acquired Companies shall be solely responsible for all liabilities relating to the amendment, termination or alleged termination of any Company Plan following the Closing Date.  The Acquired Companies and Seller shall share responsibility for stay bonuses, transaction bonuses and fees and other retention payments (each, a “Retention Payment”) (it being understood that Retention Payments shall not include (i) any severance payments other than Severance Costs and (ii) the 2006 Award as described in Section 4.2(d) of the Company Disclosure Letter) due from any Acquired Company under any agreement with employees, officers and other service providers of the Acquired Companies (each, a “Retention Letter”).  Seller shall pay one-half of each Retention Payment on the Closing Date (to the extent not previously paid in accordance with the terms of the applicable Retention Letter) (the “Seller Portion Retention Payment”) and (ii) each of Buyer and Parent shall cause the Company to assume and honor the Retention Letters and Buyer or Parent shall pay, or shall cause the Company to pay, the balance of each Retention Payment in accordance with the terms of the applicable Retention Letter, but in no event later than the first anniversary of the Closing Date (the “Company Portion Retention Payment”).  Buyer agrees, and Parent agrees to cause Buyer, to pay Seller an amount equal to the product of (A) 0.65 and (B) all Company Portion Retention Payments that are forfeited on or prior to the first anniversary of the Closing Date by, and any amounts otherwise not paid on or prior to the first anniversary of the Closing Date to any, Affected Employee party to a Retention Letter in accordance with the Retention Letter to which such Affected Employee is a party.  The payment contemplated by the foregoing sentence shall be made promptly following the first anniversary of the Closing Date by wire transfer of immediately available funds (it being understood that any such payments that are rolled over into Equity Interest or other securities of Buyer or an Affiliate of Buyer will be deemed paid unless forfeited on or prior to the first anniversary of the Closing Date).

28.           Amendment to Sections 4.5, 4.6, 4.7, 4.8, 4.10, 4.11, 4.12, 4.13, 4.16, 4.17 and 7.17.  Sections 4.5, 4.6, 4.7, 4.8, 4.10, 4.11, 4.12, 4.13, 4.16, 4.17 and 7.17 of the Agreement are each hereby amended by deleting each reference to “Buyer” therein and replacing each such reference with “each of Buyer and Parent”.

29.           Amendment to Section 4.15.  Section 4.15 of the Agreement is hereby deleted and replaced in its entirety with the following:

“Section 4.15                       Tax Matters.

(a)

(i)              Seller’s actions pursuant to this Section 4.15(a) shall not be deemed to waive or modify Seller’s right to payment and indemnification pursuant to this Agreement.

(ii)           The Steps Memo constitutes a list of the steps to be undertaken by Seller, the Acquired Companies, and Buyer in connection with the acquisition of the Acquired Companies and the businesses operated by the Acquired Companies.  The parties agree that they shall take, or cause to be taken, at the times and in the order prescribed therein, the transactions set forth in the Steps Memo.

(iii)          The parties agree to report the transactions set forth in the Steps Memo consistently with their form and in accordance with the Purchase Price allocation set forth on Exhibit A.  In addition, and without limiting the foregoing, Seller agrees to file all Tax Returns relating to the transactions set forth in Steps 40 - 79 of the Steps Memo as directed by Buyer, provided, however, that, except as provided in Section 4.15(a)(iv) below, Seller shall not be required to take any position on any Tax Return if Seller receives a written opinion (a copy of which will be provided to Buyer) from Skadden, Arps, Slate, Meagher & Flom LLP or other nationally recognized Tax counsel chosen by Seller and reasonably acceptable to Buyer concluding that there is no substantial authority, within the meaning of the U.S. federal income tax Law, for such position.

(iv)          Notwithstanding the foregoing, subject to subsection (v) of this Section 4.15(a), Seller agrees that for purposes of determining Seller’s obligation for Taxes for Seller’s 2006 taxable year (including, without limitation, the Taxes shown to be due on Seller’s Tax Returns for the 2006 taxable year for purposes of Section 6655 of the Code), Seller shall determine the amount required to be paid by taking into account (w) Seller’s ordinary income and gain realized in respect of the transactions contemplated by Steps 40 - 79 of the Steps Memo, (x) the carryback of the capital loss realized by Seller in respect of such Steps to Seller’s 2005 taxable year, (y) the corresponding reduction by Seller in the use of pre-2005 net operating loss carryforward to reduce its 2005 taxable income and (z) the resultant carryforward to 2006 of Seller’s pre-2005 net operating loss previously used to reduce Seller’s 2005 taxable income, with the result that for purposes of determining Seller’s taxable income for 2006, such income shall be calculated net of the amount of capital loss realized by Seller as a result of the transactions undertaken pursuant to Steps 40 - 79 of the Steps Memo (the “Net Reporting Method”).

(v)           Seller shall adopt the Net Reporting Method if and only if Buyer has obtained an irrevocable letter of credit, reasonably acceptable in form and substance to Seller, in favor of Seller in the amount of $30 million dollars (together with any replacement or renewal as contemplated below, the “Letter of Credit”) from a United States bank that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $10 billion (the “Issuing Bank”), which Buyer covenants to use reasonable best efforts to do as soon as practicable after the Closing Date. For the avoidance of doubt, if Buyer does not obtain the Letter of Credit, Seller shall not be required to file on the Net Reporting Method. The terms of the Letter of Credit shall be deemed to be reasonably acceptable to Seller provided that they include, among other provisions, the absolute and unconditional right of Seller to make one or more draws upon such Letter of Credit in the amount demanded to be paid to the IRS in, and immediately following the receipt by Seller of, a notice of demand for payment from the IRS described in Section 6303 of the Code or similar notice or demand following a final determination (within the meaning of “determination” under Section 1313(a) of the Code) to the extent that such required payment is attributable to the Net Reporting Method (a “Required Payment”). The terms of the Letter of Credit shall provide for the Letter of Credit to continue in full force and effect (as reduced by any previous draws pursuant to this Agreement) until the earlier of (such earlier date, the “L/C Termination Date”) (x) the amount available thereunder (or under a replacement or renewal Letter of Credit) is reduced to zero as a result of one or more Seller draws upon it in accordance with this Section 4.15(a)(v); (y) Seller certifies to the Issuing Bank that the IRS has accepted the Net Reporting Method in a Closing Agreement or other final settlement; or (z) Seller certifies to the Issuing Bank that all the applicable statutes of limitation for the IRS or other Tax authorities to assess Taxes, interest and penalties in respect of the Net Reporting Method have expired. In the case of the certifications described in (y) and (z) of this subsection (v) of Section 4.15(a), Seller shall have the affirmative duty to make such certifications as promptly as practicable after the IRS has accepted the Net Reporting Method in a closing agreement or other final settlement or after the applicable statutes of limitation for the IRS or other Tax authorities to assess Taxes, interest and penalties in respect of the Net Reporting Method have expired, as applicable, to keep Buyer informed of the availability of such certifications and respond to Buyer’s reasonable inquiries as to the status of any such closing agreement or statutes of limitation, and to obtain, and supply to the Issuing Bank, such certifications promptly when they are available, and to cooperate with Buyer to permit the termination of the Letter of Credit as soon as reasonably possible to the extent permissible under this Section 4.15(a)(v). To the extent any Letter of Credit provided to Seller has an expiration date or otherwise expires or is terminated prior to the L/C Termination Date, such Letter of Credit must provide for the renewal or replacement (automatic or otherwise) thereof for additional periods of no less than one year prior to such expiration date, expiration or termination; provided that if such Letter of Credit is not renewed or replaced on such terms within 10 business days prior to its otherwise scheduled expiration or prior to its expiration or termination, as the case may be, the full amount of such Letter of Credit shall be automatically and irrevocably drawn and paid to Seller prior to such expiration or termination (subject to an obligation of the Seller to repay to Buyer, as soon as reasonably practicable  (and in any event within 5 days following the earlier to occur of the events specified in clauses (x) and (y) below), any amounts of such draw that are in excess of the total Required Payments incurred prior to such time, after the earlier of (x) L/C Termination Date and (y) such date as Buyer obtains and provides to Seller a replacement Letter of Credit meeting the requirements of this Section 4.15(a)(v), in each case, with interest accruing on the amount of such repayment beginning five (5) days after such repayment is due in accordance with clause (x) or (y), as applicable, until the date such repayment is made, calculated at an annual rate of ten (10) percent, compounded annually). For purposes of this Agreement, to the extent of any draw under the Letter of Credit, Buyer shall be treated for all purposes as if it had paid such amount to Seller in satisfaction of its obligation for such Tax under Section 4.15(h)(iii). For the avoidance of doubt, the Letter of Credit shall not otherwise limit Seller’s right to indemnification pursuant to Section 4.15(h)(iii) of the Agreement.

(vi)          Promptly after the Closing Date, Buyer shall have the right, but not the obligation, to seek on behalf of Seller at Buyer’s expense, an opinion to be issued from Deloitte Tax LLP or other nationally recognized Tax advisor reasonably acceptable to Seller, which opinion shall be addressed to Seller, reasonably acceptable to Seller, and expressly permitted to be relied upon by Seller, that it is “more likely than not” that the Net Reporting Method will prevail if challenged by the IRS.  If Buyer does not obtain such an opinion on or before December 15, 2006, Buyer and Seller shall use commercially reasonable efforts to seek to obtain a closing agreement pursuant to Code section 7121 (the “Closing Agreement”) with respect to the Net Reporting Method pursuant to one or more pre-filing agreements with the IRS in accordance with Revenue Procedure 2005-12 or other mutually agreeable method, with respect to the taxable period of Seller (for United States federal income Tax purposes) commencing on January 1, 2006.  Buyer and Seller shall jointly control any such proceeding, with each bearing its own internal expenses, shall cooperate in the filing of any documents, the participation in any conferences or discussions, and the drafting of any agreements.  None of Buyer nor any of the Acquired Companies, on the one hand, or Seller, on the other hand, shall file or submit any document to the IRS in connection with any such proceeding without first providing the other party with (X) copies of any such document and (Y) an opportunity to review and comment on any such document prior to such filing or submission. The out-of-pocket costs of seeking a pre-filing agreement or any similar agreement shall be paid one-half each by Buyer and Seller.  Neither Buyer nor Seller will enter into a Closing Agreement with respect to the Net Reporting Method without the written consent of the other party, which consent shall not be unreasonably withheld.

(b)           Tax Return Preparation.

(i)

(A)                                                              Seller shall (and shall cause its Affiliates to), to the extent permitted by applicable Tax Law and consistent with prior year practice, include the Acquired Companies in the consolidated federal income Tax Returns and any combined, consolidated or unitary state, local, and foreign Tax Returns filed by Seller for any Pre-Closing Tax Period (“Seller Consolidated Returns“), including any short period ending on the Closing Date.  Subject to Section 4.15(a)(iii) of this Agreement, Seller shall prepare such Tax Returns in a manner consistent with past practice, except as required by applicable Law.  With respect to each Seller Consolidated Return for a Tax year or period that includes the Closing Date, no later than sixty (60) days (thirty (30) days in the case of any Tax Return in respect of estimated Taxes)  prior to the due date (taking into account any valid extensions thereof) (“Due Date“) for the filing of such Seller Consolidated Return, Seller shall submit, or cause to be submitted, to Buyer for its review a good faith draft calculation of Taxes due and owing on such Seller Consolidated Return.  Seller shall also submit to Buyer a good faith calculation (x) of the Taxes that would have been due and owing on each such Seller Consolidated Return (“Base Case Consolidated Return Taxes”) if, rather than engaging in the transactions contemplated by Steps 1 - 24 and 40 - 79 of the Steps Memo, Buyer had purchased only the Shares of the Company as contemplated by the Purchase Agreement signed by Buyer and Seller on June 30th, 2006 and no Section 338 Election had been made with respect to such purchase and that the transactions contemplated by Steps 25 - 39 of the Steps Memo had occurred (the “Base Case”) plus (y) any Extraordinary Transaction Taxes.  Within thirty (30) days (twenty (20) days in the case of any Tax Return in respect of estimated Taxes) following Buyer’s receipt of such calculations, Buyer shall have the right to object to such calculations by written notice to Seller, but only to the extent relevant to the calculation of Taxes attributable to the transactions set forth in Steps 1 - 24 and 40 - 79 of the Steps Memo, Base Case Consolidated Return Taxes and Extraordinary Transaction Taxes.  For the avoidance of doubt, Buyer shall not be permitted to object to Seller’s calculations of the Acquired Companies’ Taxes relating to ordinary course of business operations of the Acquired Companies, except to the extent that any such item increases the Taxes due and payable on any Seller Consolidated Return over the Base Case Consolidated Return Taxes determined with respect to any such Seller Consolidated Return.  If Buyer does not object by written notice to Seller within such time period, such calculations shall be deemed to have been accepted and agreed upon, and final and conclusive, for purposes of this Section 4.15(b)(i).  If Buyer objects to such calculation, it shall notify Seller in writing of the disputed item (or items) and the basis for its objection, and Buyer and Seller shall act in good faith to resolve any such dispute as promptly as practicable.  If Buyer and Seller have not reached agreement regarding such dispute, the dispute shall be presented to the Independent Accounting Firm, whose determination shall be binding upon both Buyer and Seller, and who shall make such determination within ten (10) days from the date of presentation but in no event later than five (5) days prior to the Due Date of the relevant Seller Consolidated Return.  With respect to each such Seller Consolidated Return, no later than two (2) days prior to the Due Date of such Seller Consolidated Return, Buyer shall pay to Seller the amount by which (x) the Taxes due and payable on such Seller Consolidated Return exceeds (y) the Base Case Consolidated Return Taxes, in each case as determined with respect to the relevant Seller Consolidated Return (provided that Buyer shall not be required to make any payment relating to any Taxes for which Buyer is not responsible under Section 4.15(h)(iii) of this Agreement).  Notwithstanding the foregoing, with respect to any Seller consolidated federal income Tax Return that includes the period ending on the Closing Date, including any Tax Return in respect of estimated Taxes (“Seller Federal Consolidated Return”), Buyer shall make a payment only to the extent that the amount owed by Buyer pursuant to this Section 4.15(b)(i) exceeds (x) the aggregate amount of Taxes payable with respect to all Tax Returns previously or concurrently filed under this Section 4.15(b), including the Seller Federal Consolidated Return, for which Buyer is responsible under Section 4.15(h)(iii) of this Agreement minus (y) the sum of all Taxes previously paid by Buyer to any Governmental Authority or to Seller or its Affiliates under this Section 4.15(b) or Section 4.15(h)(iii), reduced by any amounts Buyer has received from Seller under this Section 4.15(b).  Seller shall file or cause to be filed the applicable Seller Consolidated Return and pay to the applicable Governmental Entity all amounts shown to be due and payable on such Seller Consolidated Return.

(B)                                                               Notwithstanding anything to the contrary contained herein, but subject to compliance by Seller with Sections 4.15(a)(iii) and 4.15(a)(iv) and Seller’s obligations to act in good faith under Section 4.15(b)(i)(A), if Buyer and Seller have not reached a final resolution with respect to all disputed items for which proper written notice has been given within two (2) days prior to the Due Date for the filing of such Seller Consolidated Return, such Seller Consolidated Return shall be filed as prepared by Seller (revised to reflect all initially disputed items that Buyer and Seller have agreed upon prior to such date). All amounts required to be paid by Buyer to Seller pursuant to this Section 4.15(b)(i) with respect to a Seller Consolidated Return shall be based upon the amounts shown to be due and owing on such Seller Consolidated Return as filed by Seller. In the event Seller files a Seller Consolidated Return that includes properly disputed items pursuant to this Section 4.15(b)(i) that were not finally resolved and agreed upon, such disputed item (or items) shall be resolved in accordance with the provisions set forth in this Section 4.15(b)(i).  In the event that the resolution of such disputed item (or items) in accordance with the provisions of this section 4.15(b)(i) with respect to a Seller Consolidated Return is inconsistent with such Seller Consolidated Return as filed by Seller, Seller shall, as promptly as practicable, amend such Seller Consolidated Return to properly reflect the final resolution of the disputed item (or items).  In the event that the amount of Taxes shown to be due and owing on a Seller Consolidated Return is adjusted as a result of a resolution in accordance with the provisions contained in this Section 4.15(b)(i), proper adjustment to reflect the principles of this Section 4.15(b)(i) shall be made to the amounts previously paid by Buyer in a manner that reflects such resolution.   For the avoidance of doubt, in the event of such adjustment, Seller shall pay to Buyer an amount equal to the excess of (x) any amounts previously paid by Buyer under this Section 4.15(b)(i) not taking into account such adjustment over (y) the amounts that would have been payable by Buyer under this Section 4.15(b)(i) had such adjustment been taken into account in determining the amounts of such previous payments, increased by an amount equal to interest on such excess amount from the date of payment by Buyer to the date of repayment, calculated at an annual rate of ten (10) percent, compounded annually.

(ii)

(A)                                                              To the extent not filed prior to the Closing Date, Buyer shall prepare and file or cause to be prepared and filed all Tax Returns required to be filed by any Acquired Company for all Pre-Closing Tax Periods, other than Tax Returns that are described in clause (i) of this Section 4.15(b) (each, a “Pre-Closing Period Separate Return”).  Subject to Section 4.15(a)(iii) of this Agreement, Buyer shall prepare such Tax Returns in a manner consistent with past practice, except as required by applicable Law.  With respect to each Pre-Closing Period Separate Return filed after the Closing Date, no later than sixty (60) days (thirty (30) days in the case of any Tax Return in respect of estimated Taxes) prior to the Due Date for the filing of such Pre-Closing Period Separate Return, Buyer shall submit, or cause to be submitted, to Seller for its review a good faith draft of such Pre-Closing Period Separate Return and, to the extent relevant to such Tax Return, of the Taxes that would have been due under the Base Case with respect to such Pre-Closing Period Tax Return (“Base Case Pre-Closing Separate Return Taxes”).  For purposes of this Agreement, Taxes shown on any Pre-Closing Period Separate Return reviewed by Seller shall not include or take into account Extraordinary Transaction Taxes, which, notwithstanding anything to the contrary in this Agreement, shall be Buyer’s responsibility.  Within thirty (30) days (twenty (20) days in the case of any Tax Return in respect of estimated Taxes) following Seller’s receipt of such Pre-Closing Period Separate Return and calculation of Base Case Pre-Closing Separate Return Taxes, Seller shall have the right to object to such Pre-Closing Period Separate Return and calculation of Base Case Pre-Closing Separate Return Taxes by written notice to Buyer.  If Seller does not object by written notice to Buyer within such time period, such Pre-Closing Period Separate Return and calculation of Base Case Pre-Closing Separate Return Taxes shall be deemed to have been accepted and agreed upon, and final and conclusive, for purposes of this Section 4.15(b)(ii).  If Seller objects to such Pre-Closing Period Separate Return or calculation of Base Case Pre-Closing Separate Return Taxes, it shall notify Buyer in writing of the disputed item (or items) and the basis for its objection, and Seller and Buyer shall act in good faith to resolve any such dispute as promptly as practicable.  If Buyer and Seller have not reached agreement regarding such dispute, the dispute shall be presented to the Independent Accounting Firm, whose determination shall be binding upon both Buyer and Seller, and who shall make such determination within ten (10) days from the date of presentation but in no event later than five (5) days prior to the Due Date of such Pre-Closing Period Tax Return.  With respect to each such Pre-Closing Period Separate Return, no later than two (2) days prior to the Due Date of such Pre-Closing Period Separate Return, (x) Buyer shall submit to Seller a final draft of such Pre-Closing Period Separate Return and calculation of Base Case Pre-Closing Separate Return Taxes and (y) Seller shall pay to Buyer an amount equal to the Pre-Closing Taxes shown to be due and payable on such Pre-Closing Period Separate Return or, if less, the Base Case Pre-Closing Separate Return Taxes that would have been due and payable on the relevant Pre-Closing Period Separate Return, taking into account any estimated Tax payments previously made by, or caused to be made by, Seller to the applicable Governmental Entity; provided, however, that in the case of any Pre-Closing Period Separate Return other than an income Tax Return, the amount paid by Seller to Buyer shall be reduced by any such Taxes included as current liabilities in the calculation of Final Net Working Capital.  Buyer shall cause the applicable Acquired Company to file each Pre-Closing Period Separate Return and pay to the applicable Governmental Entity all amounts shown to be due and payable on the face of such Pre-Closing Period Separate Return.

(B)                                                               Notwithstanding anything to the contrary contained herein, but subject to Buyer’s obligations to act in good faith under Section 4.15(b)(ii)(A), if Buyer and Seller have not reached a final resolution with respect to all disputed items for which proper written notice has been given within two (2) days prior to the Due Date for the filing of such Pre-Closing Period Separate Return, such Pre-Closing Period Separate Return shall be filed as prepared by Buyer (revised to reflect all initially disputed items that Buyer and Seller have agreed upon prior to such date). All amounts required to be paid by Seller to Buyer pursuant to this Section 4.15(b)(ii) with respect to a Pre-Closing Period Separate Return shall be based upon the amounts shown to be due and owing on such Pre-Closing Period Separate Return as filed by Buyer. In the event Buyer files a Pre-Closing Period Separate Return that includes properly disputed items pursuant to this Section 4.15(b)(ii) that were not finally resolved and agreed upon, such disputed item (or items) shall be resolved in accordance with the provisions set forth in this Section 4.15(b)(ii).  In the event that the resolution of such disputed item (or items) in accordance with the provisions of this section 4.15(b)(ii) with respect to a Pre-Closing Period Separate Return is inconsistent with such Pre-Closing Period Separate Return as filed by Buyer, Buyer shall, as promptly as practicable, amend such Pre-Closing Period Separate Return to properly reflect the final resolution of the disputed item (or items).  In the event that the amount of Taxes shown to be due and owing on a Pre-Closing Period Separate Return is adjusted as a result of a resolution in accordance with the provisions contained in this Section 4.15(b)(ii), proper adjustment to reflect the principles of this Section 4.15(b)(ii) shall be made to the amounts previously paid by Seller in a manner that reflects such resolution.  For the avoidance of doubt, in the event of such adjustment, Buyer shall pay to Seller an amount equal to the excess of (x) any amounts previously paid by Seller under this Section 4.15(b)(ii) not taking into account such adjustment over (y) the amounts that would have been payable by Seller under this Section 4.15(b)(ii) had such adjustment been taken into account in determining the amounts of such previous payments, increased by an amount equal to interest on such excess amount from the date of payment by Seller to the date of repayment, calculated at an annual rate of ten (10) percent, compounded annually.

(iii)

(A)                                                              Buyer shall, or shall cause each Acquired Company to, prepare (or cause to be prepared) all Tax Returns that are required to be filed by each Acquired Company for all Straddle Periods (each, a “Straddle Period Tax Return“).  Subject to Section 4.15(a)(iii) of this Agreement, all such Straddle Period Tax Returns shall be prepared and filed in a manner that is consistent with prior practice, except as required by applicable Law.  With respect to each Straddle Period Tax Return, no later than sixty (60) days (thirty (30) in the case of any Tax Return in respect of estimated Taxes) prior to the Due Date for the filing of such Straddle Period Tax Return, Buyer shall submit, or cause to be submitted, to Seller for its review a good faith draft of such Straddle Period Tax Return and a good faith calculation of the Taxes that would have been due under the Base Case with respect to such Straddle Period Tax Return (“Base Case Straddle Period Taxes”), and shall notify Seller of Buyer’s calculation of the Taxes for such Straddle Period allocated to the Interim Period of such Straddle Period (in accordance with this Agreement) and of the Base Case Straddle Period Taxes that would have been allocated to the Interim Period of such Straddle Period under the Base Case.  For purposes of this Agreement, Taxes allocated to the Interim Period of a Straddle Period and Base Case Straddle Period Taxes shall not include or take into account any Extraordinary Transactions Taxes, which, notwithstanding anything to the contrary in this Agreement, shall be Buyer’s responsibility.  Within thirty (30) days (twenty (20) days in the case of any Tax Return in respect of estimated Taxes) following Seller’s receipt of such Straddle Period Tax Return and calculation of Base Case Straddle Period Taxes, Seller shall have the right to object to such Straddle Period Tax Return or calculation of Base Case Straddle Period Taxes by written notice to Buyer.  If Seller does not object by written notice to Buyer within such time period, such Straddle Period Tax Return and calculation of Base Case Straddle Period Taxes shall be deemed to have been accepted and agreed upon, and final and conclusive, for purposes of this Section 4.15(b)(iii).  If Seller objects to such Straddle Period Tax Return or Base Case Straddle Period Taxes allocated to the Straddle Period or Interim Period of the Straddle Period, it shall notify Buyer in writing of the disputed item (or items) and the basis for its objection, and Seller and Buyer shall act in good faith to resolve any such dispute as promptly as practicable.  If Seller and Buyer have not reached agreement regarding such dispute, the dispute shall be presented to the Independent Accounting Firm, whose determination shall be binding upon both Seller and Buyer, and who shall make such determination within ten (10) days but in no event later than five (5) days prior to the Due Date of such Straddle Period Tax Return.  With respect to each Straddle Period Tax Return, no later than two (2) days prior to the Due Date of such Straddle Period Tax Return, Seller shall pay to Buyer an amount equal to the Pre-Closing Taxes shown to be due and payable on such Straddle Period Tax Return, or, if less, the Base Case Straddle Period Taxes that would have been due and payable on the relevant Straddle Period Tax Return, taking into account any estimated Tax payments previously made by, or caused to be made by, Seller to the applicable Governmental Entity; provided, however, that in the case of any Straddle Period Tax Return other than an income Tax Return, the amount paid by Seller to Buyer shall be reduced by any such Taxes included as current liabilities in the calculation of Final Net Working Capital.  Buyer shall cause the Company or applicable Subsidiary (as the case may be) to file each Straddle Period Tax Return and pay to the applicable Tax authority all amounts shown to be due and payable on the face of such Straddle Period Tax Return.

(B)                                                               Notwithstanding anything to the contrary contained herein, Buyer’s obligations to act in good faith under Section 4.15(b)(iii)(A), if Buyer and Seller have not reached a final resolution with respect to all disputed items for which proper written notice has been given within two (2) days prior to the Due Date for the filing of such Straddle Period Tax Return, such Straddle Period Tax Return shall be filed as prepared by Buyer (revised to reflect all initially disputed items that Buyer and Seller have agreed upon prior to such date). All amounts required to be paid by Seller to Buyer pursuant to this Section 4.15(b)(iii) with respect to a Straddle Period Tax Return shall be based upon the amounts shown to be due and owing on such Straddle Period Tax Return as filed by Buyer. In the event Buyer files a Straddle Period Tax Return that includes properly disputed items pursuant to this Section 4.15(b)(iii) that were not finally resolved and agreed upon, such disputed item (or items) shall be resolved in accordance with the provisions set forth in this Section 4.15(b)(iii).  In the event that the resolution of such disputed item (or items) in accordance with the provisions of this section 4.15(b)(iii) with respect to a Straddle Period Tax Return is inconsistent with such Straddle Period Tax Return as filed by Buyer, Buyer shall, as promptly as practicable, amend such Straddle Period Tax Return to properly reflect the final resolution of the disputed item (or items).  In the event that the amount of Taxes shown to be due and owing on a Straddle Period Tax Return is adjusted as a result of a resolution in accordance with the provisions contained in this Section 4.15(b)(iii), proper adjustment to reflect the principles of Section 4.15(b)(iii) shall be made to the amounts previously paid by Seller in a manner that reflects such resolution.  For the avoidance of doubt, in the event of such adjustment, Buyer shall pay to Seller an amount equal to the excess of (x) any amounts previously paid by Seller under this Section 4.15(b)(iii) not taking into account such adjustment over (y) the amounts that would have been payable by Seller under this Section 4.15(b)(iii) had such adjustment been taken into account in determining the amounts of such previous payments, increased by an amount equal to interest on such excess amount from the date of payment by Seller to the date of repayment, calculated at an annual rate of ten (10) percent, compounded annually.

(iv)          In lieu of and notwithstanding the penultimate sentences of Sections 4.15(b)(i)(A), 4.15(b)(ii)(A) and 4.15(b)(iii)(A), with respect to any Tax Return to which this Section 4.15(b) applies that is filed after the Seller Federal Consolidated Return is filed, no later than two (2) days prior to the Due Date for such Tax Return, Buyer shall make a payment to Seller or Seller shall make a payment to Buyer, as the case may be, such that (x) the total Taxes then paid by Buyer under this Section 4.15(b) or Section 4.15(h)(iii) to the date of such payment (taking into account such payment, any payments Buyer has previously received from Seller under this Section 4.15(b) and any Taxes payable by Buyer with respect to Tax Returns related to the transactions contemplated by this Agreement) equals (y) the sum of the Taxes that are payable with respect to such Tax Return and  all Tax Returns previously filed under this Section 4.15(b) for which Buyer is responsible under Section 4.15(h)(iii) of this Agreement.

(c)           Tax Matters Cooperation.  Buyer, the Acquired Companies and Seller shall, and shall cause their respective Affiliates to, cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns of the Acquired Companies, Tax Returns of Seller (including, without limitation, filing multiple Tax Returns or as may be reasonably necessary to facilitate the Net Reporting Method), and any audit, request for pre-filing agreement, litigation or other proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon the other party’s request) the timely provision of records and information reasonably relevant to any such Tax Return (including, without limitation, calculations with respect to any Seller Consolidated Return and Base Case Consolidated Return Taxes pursuant to Section 4.15(b)(i)(A)), audit, request for pre-filing agreement, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The Acquired Companies, Seller and Buyer shall (i) retain all books and records with respect to Tax matters pertinent to each of the Acquired Companies relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations (and, to the extent notified by Buyer or Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax authority and (ii) give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, shall allow the requesting party to take possession of such books and records.

(d)           Section 338 Election.

(i)            Except as provided in clause (ii) below, neither Buyer nor Seller nor any of their Affiliates shall make or cause to be made any election under Section 338 of the Code in connection with the transactions contemplated by this Agreement.

(ii)           To the extent requested by Buyer, Seller shall join Buyer in timely making elections under Section 338(h)(10) of the Code (and any corresponding elections under state, local, or foreign tax law) (collectively the “Section 338(h)(10) Elections“) with respect to the purchase and sale of the stock of any Acquired Company that is a United States domestic corporation other than Orbitz, Inc., Travel Network, Inc. (the successor to Cheap Tickets, Inc.), and Trip.com (such companies the “Section 338(h)(10) Companies“), and Buyer and Seller shall cooperate in the completion and timely filing of such elections in accordance with the provisions of Treasury Regulation Section 1.338(h)(10)-1 (or any comparable provisions of state, local or foreign Tax law) or any successor provision.  Buyer shall, at its election, make elections under Section 338(g) of the Code (and any corresponding elections under state, local, or foreign tax law) (together with the Section 338(h)(10) Elections, the “Section 338 Elections“) with respect to the stock of any Acquired Company that is not a United States domestic corporation.  For the avoidance of doubt, Buyer shall not make an election under Section 338(g) for any United States domestic corporation.  Seller and Buyer shall determine the fair market value of the assets of all corporations in respect of whom the Section 338

Elections are made and the allocation of Purchase Price (as required pursuant to regulations promulgated under Section 338 of the Code), together with applicable liabilities, among such assets in accordance with applicable law.  The parties shall agree on a schedule setting forth the allocation as soon as practicable after the Closing Date.  None of Seller, Buyer or the Acquired Companies shall take any position on any Tax Return or with any Governmental Entity that is inconsistent with such allocation.

(e)           Limitations on Actions Affecting Pre-Closing Taxes.  Except as required by applicable Law, neither Buyer nor any of its Affiliates (including, after the Closing, the Acquired Companies) shall, without the prior written consent of Seller, make or change any Pre-Closing Tax Period Tax election of or with respect to any Acquired Company or amend, refile or otherwise modify (or grant an extension of any applicable statute of limitations with respect to) any Tax Return of any Acquired Company for a Pre-Closing Tax Period (or portion thereof) that could result in any increased Tax liability of any Acquired Company (or Seller or any of its Affiliates) in respect of a Pre-Closing Tax Period (or portion thereof).

(f)            Tax Package.  To the extent not previously provided, Buyer (at its own cost and expense) shall prepare and provide or cause to be prepared and provided to Seller a Tax Package for each relevant Acquired Company.  Subject to Section 4.15(a)(iii), the Tax Package shall be prepared in a manner consistent with past practice, except as required by applicable Law and shall be provided to Seller as promptly as practicable but in the case of the Tax Package for Seller’s U.S. federal income tax return for the year ended December 31, 2006, shall be provided no later than May 31, 2007.  For the avoidance of doubt, in the event Buyer does not fulfill its obligations pursuant to this Section 4.15(f), Seller shall be entitled, at the sole cost and expense of Buyer, to prepare or cause to be prepared the information included in the Tax Package for purposes of preparing any such Tax Return.

(g)           Certain Tax Agreements.  As of the Closing, all Tax indemnification agreements and Tax sharing agreements between the Company or its Subsidiaries, on the one hand, and Seller or its Subsidiaries (other than the Company or its Subsidiaries), on the other hand, shall be terminated and, after the Closing, the Acquired Companies shall have no further rights or obligations under any such Tax indemnification agreement or Tax sharing agreement.

(h)           Tax Indemnification.

(i)            Seller shall be responsible for, and shall indemnify Buyer, the Company, and Affiliates thereof for, without duplication, any Damages attributable to (a) Pre-Closing Taxes, (b) Taxes of any member of an affiliated, consolidated, combined or unitary group of which any Acquired Company is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local, or foreign law or regulation, (c) except for amounts payable under the Orbitz Tax Agreement, which shall be exclusively governed by the provisions of clause (ii) of this Section 4.15(h), all Taxes of any person imposed on any Acquired Company or any other liability imposed under any Tax sharing, Tax indemnity, Tax allocation or similar contracts (whether or not written) to which the Company or any of its Subsidiaries was obligated, or was a party, on or prior to the Closing Date, and (d)

notwithstanding Section 7.4, any loss, liability, claim, damage or expense attributable to any breach of any representation or warranty contained in Section 3.2(l)(v), Section 3.2(l)(vii) or Section 3.2(l)(viii).

(ii)           Seller shall be responsible for, and shall indemnify Buyer, the Company, and Affiliates thereof for, without duplication, any Damages attributable to any liability or obligation under the Tax Agreement dated as of November 25, 2003, by and among Orbitz, Inc., American Airlines, Inc., Continental Airlines, Inc., Omicron Reservations Management, Inc., Northwest Airlines, Inc., and UAL Loyalty Services, Inc. (the “Orbitz Tax Agreement“) that relates to a payment required to be made to any Airline (as defined in the Orbitz Tax Agreement) under the Orbitz Tax Agreement after the Closing Date to the extent that such payment is attributable to (1) Realized Tax Benefits (as defined in the Orbitz Tax Agreement) that are realized by Seller, Realogy, Wyndham, or any Affiliate of any of the foregoing (other than the Acquired Companies), regardless of when realized; or (2) Realized Tax Benefits (as defined in the Orbitz Tax Agreement) that are realized by the Acquired Companies to the extent that such Realized Tax Benefits are not realized in a Post-Closing Tax Period.

(iii)          Parent, Buyer and the Acquired Companies, jointly and severally, shall be responsible for and shall indemnify Seller and its Affiliates for, without duplication, any Damages attributable to (x) the sum of Taxes for any Pre-Closing Period and any Interim Period in excess of the sum of Base Case Consolidated Return Taxes, Base Case Pre-Closing Separate Return Taxes, and Base Case Straddle Period Taxes and (y) any Extraordinary Transaction Taxes; provided that none of Parent, Buyer or the Acquired Companies shall be responsible for (I) any Taxes relating to the transactions contemplated by Steps 25 - 39 of the Steps Memo, (II) any Taxes resulting from the transactions contemplated by the Amendment to the extent such Taxes would also have been payable by Seller or its Affiliates in the Base Case, or (III) any Taxes resulting from any actions taken by Seller or its Affiliates or any actions taken by the Acquired Companies, in each case prior to Closing, that are in violation of this Agreement; provided, further, that the parties agree that any Taxes attributable to the recapture under Section 1503 and the regulations thereunder of any dual consolidated loss incurred prior to Closing (but excluding any dual consolidated losses that are incurred or generated as a result of Steps 1 - 24 and 40 - 79 as set forth in the Steps Memo) will be the same under the transactions contemplated in the Steps Memo as under the Base Case and that the Buyer is not responsible for any such Taxes.

(iv)          If and to the extent that Seller is not permitted or able to carry back the capital loss or other Tax attributes that Seller cannot currently utilize that Seller realizes as a result of the transactions contemplated by Steps 1 - 24 and 40 - 79 of the Steps Memo, Seller shall, to the extent permissible under applicable law, carry such capital losses or other Tax attributes forward and shall pay to Buyer, within thirty (30) days of such reduction being Actually Realized, any reduction in the Tax liability of Seller or any Affiliate in a Post-Closing Period that results from such carry forward, but only to the extent that such reduction in Tax liability exceeds any such reduction that would have been realized under the Base Case.

(v)           In calculating amounts payable pursuant to this Section 4.15(h), with respect to liabilities or indemnified amounts for any Acquired Company, such amounts shall be determined without duplication and computed net of any Tax Benefit or Tax Detriment Actually Realized by any payee or its Affiliate; provided, however, that if a Tax Benefit or Tax Detriment attributable to an amount paid pursuant to this Section 4.15(h) is Actually Realized after the payment date of such amount, appropriate payments among the parties reflecting such Tax Benefit or Tax Detriment shall be made; provided, further, that in the event a Tax Benefit is reduced or a Tax Detriment is increased as a result of a determination by any Governmental Entity in a later year, the indemnified party shall be reimbursed by the indemnifying party for such reduction or increase, as the case may be.  The determination of whether there has been a Tax Benefit or Tax Detriment shall be made solely at the indemnified party’s good faith discretion.  In computing the amount of any such Tax Benefit, the indemnified party shall be deemed to recognize all other items of loss, deduction or credit before recognizing any item arising from the payment of any indemnified Tax.

(i)            Tax Indemnification Procedures.

(i)            If a notice of deficiency, proposed adjustment, adjustment, assessment, audit, examination or other administrative or court proceeding, suit, dispute or other claim (a “Tax Claim”) shall be delivered or sent to or commenced or initiated against any Acquired Company by any Tax authority with respect to Taxes or Tax Returns of any Acquired Company for which Buyer may reasonably be entitled to indemnification from Seller pursuant to Section 4.15, Buyer shall promptly notify Seller in writing of the Tax Claim.

(ii)           If a Tax Claim shall be delivered or sent to or commenced or initiated against the Seller or any of its Affiliates by any Tax authority with respect to any Taxes or Tax Returns for which Seller may reasonably be entitled to indemnification pursuant to Section 4.15, Seller shall promptly notify Buyer in writing of the Tax Claim.

(iii)          With respect to Tax Claims of or relating solely to Taxes of any Acquired Company for any Pre-Closing Tax Period, Seller may, upon written notice to Buyer, assume and control the defense of such Tax Claim at its own cost and expense and with its own counsel. Buyer may retain separate co-counsel at its sole cost and expense and participate in the defense of the Tax Claim (including participation in any relevant meetings and conference calls).  Seller shall not enter into any settlement with respect to any such Tax Claim without Buyer’s prior written consent, which consent will not be unreasonably withheld, and shall keep Buyer informed of all developments and events relating to such Tax Claim (including promptly forwarding copies to Buyer of any related correspondence).  Notwithstanding the foregoing, Buyer may, upon written notice to Seller, assume and control the defense of any portion of a Tax Claim described in this Section 4.15(i) that is attributable to Steps 1 - 24 and 40 - 79 in the Steps Memo at its own cost and expense and with its own counsel.  Seller may retain separate co-counsel at its sole cost and expense and participate in the defense of the Tax Claim (including participation in any relevant meetings and conference calls).  Buyer shall not enter into any settlement with respect to any such Tax Claim without Seller’s prior written consent, which consent will not be unreasonably withheld, and shall keep Seller informed of all developments and events relating to such Tax Claim (including promptly forwarding copies to Seller of any related correspondence).

(iv)          Seller and Buyer shall jointly control and participate in all proceedings taken in connection with any Tax Claim relating to a Straddle Period, and shall bear their own respective costs and expenses. Neither Seller nor Buyer shall settle any such Tax Claim without the prior written consent of the other.

(v)           The amount or economic benefit of any refunds, credits or offsets of Taxes of the Acquired Companies for any Pre-Closing Tax Period shall be for the account of Seller, except to the extent such refunds, credits or offsets are taken into account in determining Net Working Capital.  Notwithstanding the foregoing, any such refunds, credits or offsets of Taxes shall be for the account of Buyer to the extent such refunds, credits or offsets of Taxes are attributable (determined on a marginal basis) to the carryback from a Post-Closing Tax Period of items of loss, deduction or credit, or other Tax items, of the Acquired Companies (or any of their respective Affiliates, including Buyer).  The amount or economic benefit of any refunds, credits or offsets of Taxes of any Acquired Company for any Post-Closing Tax Period shall be for the account of Buyer.  The amount or economic benefit of any refunds, credits or offsets of Taxes of the Acquired Companies for any Straddle Period shall be equitably apportioned between Seller and Buyer. Each party shall forward, and shall cause its Affiliates to forward, to the party entitled to receive the amount or economic benefit of a refund, credit or offset to Tax the amount of such refund, or the economic benefit of such credit or offset to Tax, within ten (10) days after such refund is received or after such credit or offset is allowed or applied against another Tax liability, as the case may be.

(j)            The parties acknowledge that the cash distributed by Galileo International, Inc. to the Company and the Company to CFHC pursuant to the Steps Memo is being distributed pursuant to a plan of liquidation adopted by each of Galileo International, Inc. and the Company solely in connection with and for purposes of the Section 338(h)(10) Elections to be made with respect to such entities and, as such, such cash shall be characterized as a distribution in complete liquidation of a subsidiary corporation made pursuant to Section 332(a) of the Code.

(k)           Unless otherwise required by a final determination of a Governmental Entity, the parties to this Agreement shall treat all payments made pursuant to this Agreement after the Closing as adjustments to the Purchase Price.

Notwithstanding any other provision in this Agreement to the contrary, this Section 4.15 shall exclusively govern matters relating to Taxes of the Acquired Companies.”

30.           Amendment to Section 7.3.  Section 7.3 of the Agreement is hereby amended by adding the following provision immediately after the last sentence of such section:

“BUYER AND PARENT HEREBY APPOINT BUYER AS THE AGENT OF BUYER, PARENT, EACH ACQUIRED COMPANY AND ANY OF THEIR RESPECTIVE

AFFILIATES FOR SERVICE OF PROCESS IN ALL JUDICIAL PROCEEDINGS BROUGHT AGAINST THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR ANY OBLIGATIONS HEREUNDER.”

31.           Amendment to Section 7.4.  Section 7.4 of the Agreement is hereby amended by adding the following provision immediately after the last sentence of such section:

“; provided, further, that immediately preceding proviso shall not apply to the additional representations and warranties in Section 3.2(c) contained in this Amendment.”

32.           Amendment to Section 7.9.  Section 7.9 of the Agreement is hereby amended by adding the following subsection (g):

“(g)         Unless the context requires otherwise, the tense or number of any verb or adjective contained in a clause modified by this Amendment shall be read to give effect to the changes contained in this Amendment.”

SECTION II
MISCELLANEOUS

1.     No Other Amendments; Effectiveness.  Except as set forth in this Amendment, the Agreement is ratified and confirmed in all respects.  This Amendment shall be effective as of the date hereof.

2.     Governing Law.  This Amendment shall be governed by and construed in accordance with the internal Laws, and not the Laws governing conflicts of Laws (other than Sections 5-1401 and 5-1402 of the New York General Obligations Law), of the State of New York.

3.     Counterparts.  This Amendment may be executed in any number of counterparts, each of which when executed, shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument binding upon all of the parties hereto notwithstanding the fact that all parties are not signatory to the original or the same counterpart.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed the day and year first above written.

CENDANT CORPORATION

By:	/s/ David Wyshner
	Name:	David Wyshner
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

TRAVELPORT INC.

By:	/s/ Rochelle Boas
	Name:	Rochelle Boas
	Title:	Vice President, Legal & Assistant Secretary

TDS INVESTOR CORPORATION

By:	/s/ Paul C. Schorr, IV
	Name:	Paul C. Schorr, IV
	Title:	Director

TDS INVESTOR (BERMUDA), ltd

By:	/s/ Paul C. Schorr, IV
	Name:	Paul C. Schorr, IV
	Title:	Director